Exhibit 99.5
EXECUTION VERSION

AMENDED AND RESTATED INVESTOR PURCHASE AGREEMENT

This AMENDED AND RESTATED INVESTOR PURCHASE AGREEMENT, dated May 9, 2017 (this "Agreement"), by and among Affinion Group Holdings, Inc., a Delaware corporation (the "Company"), Affinion Group, Inc. (the "Issuer"), Affinion Investments, LLC ("Affinion Investments" and, together with the Company and the Issuer, the "Affinion Parties" and each individually, an "Affinion Party") and Elliott Management Corporation, (together with its affiliates, "Elliott"), Franklin Mutual Quest Fund ("Franklin"), Empyrean Capital Partners, LP ("Empyrean") and Metro SPV LLC ("ICG", and together with Elliott, Franklin and Empyrean, the "Initial Investors"; and together with any Additional Investors (as defined herein), the "Investors") amends and restates that certain investor purchase agreement, dated March 31, 2017, by and among the Affinion Parties and the Initial Investors (the "Original Investor Purchase Agreement"). The foregoing parties hereto are collectively referred to as the "Parties" and each individually is referred to as a "Party." Unless otherwise specified herein, all capitalized terms used and not defined herein shall have the meanings ascribed to them in the Support Agreement, dated as of March 31, 2017, by and among the Affinion Parties, on the one hand, and certain holders of debt and equity of the Affinion Parties, on the other hand (such agreement, together with all exhibits, term sheets, schedules and annexes thereto, as amended, restated or otherwise modified pursuant to the terms thereof, the "Support Agreement").

WHEREAS, concurrently with the execution of the Original Investor Purchase Agreement, the Company commenced implementing a financial restructuring in accordance with the terms and conditions set forth in the Support Agreement and the agreements contemplated thereby (the "Restructuring") relating to the existing debt and other obligations of the Company and certain of its Subsidiaries;

WHEREAS, the Restructuring provides for the Exchange Offers pursuant to which (A) the Issuer offered to exchange or repurchase for cash at the holder's election (collectively, the "AGI Exchange Offer") all of the 7.875% Senior Notes due 2018 of the Issuer (the "Existing AGI Notes") for (x) new Senior PIK Toggle Notes due 2022 of the Issuer (the "New Notes") and Warrants (the "New Warrants") to purchase Common Stock, par value $0.01 per share (the "Common Stock") of the Company or (y) cash (the "AGI Cash Election") and the related solicitation of consents (the "Consent Solicitation"); (B) the Company offered to exchange or repurchase for cash at the holder's election (collectively, the "Holdings Exchange Offer") all of the 13.75%/14.50% Senior Secured PIK Toggle Notes due 2018 of the Company (the "Existing Holdings Notes") for (x) New Notes and New Warrants to purchase Common Stock of the Company or (y) cash (the "Holdings Cash Election"); and (C) Affinion Investments offered to exchange or repurchase for cash at the holder's election (collectively, the "Investments Exchange Offer" and, together with the AGI Exchange Offer and the Holdings Exchange Offer, the "Exchange Offers") by Affinion Investments all of the 13.50% Senior Subordinated Notes due 2018 of Affinion Investments (the "Existing Investments Notes" and, together with the Existing AGI Notes and Existing Holdings Notes, the "Existing Notes") for (a) New Notes and New Warrants to purchase Common Stock of the Company or (b) cash (the "Investments Cash Election" and, together with the AGI Cash Election and the Holdings Cash Election, the "Cash Elections");

WHEREAS, the applicable Affinion Party, may elect, in its sole discretion to optionally redeem (x) all, but not less than all, of the outstanding Existing AGI Notes not otherwise exchanged or tendered in the AGI Exchange Offer by the Issuer, in accordance with their terms, including for the avoidance of doubt, the applicable redemption prices, any call or redemption premiums and any accrued interest pursuant to the indenture governing the Existing AGI Notes (the "Optional AGI Notes Refinancing"), (y) all, but not less than all, of the outstanding Existing Holdings Notes not otherwise exchanged or tendered in the Holdings Exchange Offer by the Company, in accordance with their terms, including for the avoidance of doubt, the applicable redemption prices, any call or redemption premiums and any accrued interest pursuant to the indenture governing the Existing Holdings Notes (the "Optional Holdings Notes Refinancing") and (z) all, but not less than all, of the outstanding Existing Investments Notes not otherwise exchanged or tendered in the Investments Exchange Offer by Affinion Investments, in accordance with their terms, including for the avoidance of doubt, the applicable redemption prices, any call or redemption premiums and any accrued interest pursuant to the indenture governing the Existing Investments Notes (the "Optional Investments Notes Refinancing" and, together with the Optional AGI Notes Refinancing and the Optional Holdings Notes Refinancing, the "Optional Refinancings");

WHEREAS, the Initial Investors have reviewed the Support Agreement;

WHEREAS, subject to the terms and conditions hereof, the Initial Investors have agreed, and any Additional Investor will agree, to purchase, to the extent required by this Agreement, additional New Notes, and the Company hereby does enter into the Put Options (as defined herein) with the Initial Investors, and to the extent applicable, any Additional Investor; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

Section 1. **Definitions**. The following terms will have the meaning set forth below:

"Additional Investor" has the meaning assigned to it in Section 8.14 hereof.

"Affiliate" of any Person means any Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person, including any funds or accounts managed by, or entities under common management of, such Person. As used in this definition, "control" (including with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"Affinion Parties" has the meaning assigned to it in the Preamble.

"AGI Cash Election" has the meaning assigned to it in the Recitals.

"AGI Exchange Offer" has the meaning assigned to it in the Recitals.

"Agreement" has the meaning assigned to it in the Preamble.

"Applicable New Notes" has the meaning assigned to it in Section 2.03(f) hereof.

"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

"Cash Elections" has the meaning assigned to it in the Recitals.

"Cash Elections Purchase" has the meaning assigned to it in Section 2.02(b) hereof.

"Cash Elections Purchase Amount" means, with respect to each Investor, an amount equal to the Cash Elections Purchase Price *multiplied* by such Investor's Purchase Percentage.

"Cash Elections Purchase Price" means the sum of the aggregate amount of cash paid or payable by the Affinion Parties in connection with the Cash Elections.

"Closing Date" has the meaning assigned to it in Section 2.03(a) hereof.

"Common Stock" has the meaning assigned to it in the Recitals.

"Company" has the meaning assigned to it in the Preamble.

"Consent Solicitation" has the meaning assigned to it in the Recitals.

"Defaulting Investor" has the meaning assigned to it in Section 8.15 hereof.

"Definitive Documentation" has the meaning assigned to it in Section 6.01(d) hereof.

"DTC" means The Depository Trust Company.

"Exchange Offers" has the meaning assigned to it in the Recitals.

"Existing AGI Notes" has the meaning assigned to it in the Recitals.

"Existing Holdings Notes" has the meaning assigned to it in the Recitals.

"Existing Investments Notes" has the meaning assigned to it in the Recitals.

"Existing Notes" has the meaning assigned to it in the Recitals.

"Financing Premium" has the meaning assigned to it in Section 2.03(d) hereof.

"Funding Premium" has the meaning assigned to it in Section 2.03(e) hereof.

"GAAP" means generally accepted accounting principles, consistently applied, as applicable for the relevant entity for which accounts are being prepared on the basis of the jurisdiction in which such entity was incorporated, organized or formed and registered.

"Governmental Authority" means (a) any national, federal, state, county, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

"Holdings Cash Election" has the meaning assigned to it in the Recitals.

"Holdings Exchange Offer" has the meaning assigned to it in the Recitals.

"Indenture" means the indenture governing the New Notes.

"Initial Investors" has the meaning assigned to it in the Preamble.

"Investments Cash Election" has the meaning assigned to it in the Recitals.

"Investments Exchange Offer" has the meaning assigned to it in the Recitals.

"Investors" has the meaning assigned to it in the Preamble.

"Issuer" has the meaning assigned to it in the Preamble.

"Judgments" mean, collectively, judgments, orders, injunctions, decrees, rulings, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Authority, or by settlement or agreement, arbitration or otherwise).

"Laws" means, collectively, laws, codes, statutes, regulations, requirements, variances, writs, ordinances of any Governmental Authority or Judgments.

"Loss" means any liability, charge, legal action or proceeding, assessed interest, penalty, tax, fee, obligation of any kind or nature (whether accrued or fixed, or absolute or contingent), loss, damage, claim, cost or expense, including court costs and reasonable attorneys' fees and expenses and disbursements.

"New Notes" has the meaning assigned to it in the Recitals.

"New Warrants" has the meaning assigned to it in the Recitals.

"Optional AGI Notes Refinancing" has the meaning assigned to it in the Recitals.

"Optional AGI Notes Refinancing Purchase Amount" means, with respect to each Investor, an amount equal to the Optional AGI Notes Refinancing Purchase Price *multiplied* by such Investor's Purchase Percentage.

"Optional AGI Notes Refinancing Purchase Price" means the sum of the aggregate amount of cash paid or payable by the Issuer in connection with the Optional AGI Notes Refinancing.

"Optional Holdings Notes Refinancing" has the meaning assigned to it in the Recitals.

"Optional Holdings Notes Refinancing Purchase Amount" means, with respect to each Investor, an amount equal to the Optional Holdings Notes Refinancing Purchase Price *multiplied* by such Investor's Purchase Percentage.

"Optional Holdings Notes Refinancing Purchase Price" means the sum of the aggregate amount of cash paid or payable by the Company in connection with the Optional Holdings Notes Refinancing.

"Optional Investments Notes Refinancing" has the meaning assigned to it in the Recitals.

"Optional Investments Notes Refinancing Purchase Amount" means, with respect to each Investor, an amount equal to the Optional Investments Notes Refinancing Purchase Price *multiplied* by such Investor's Purchase Percentage.

"Optional Investments Notes Refinancing Purchase Price" means the sum of the aggregate amount of cash paid or payable by AGI Investments in connection with the Optional Investments Notes Refinancing.

"Optional Refinancings" has the meaning assigned to it in the Recitals.

"Optional Refinancings Investor Purchase Amount" means, with respect to each Investor, an amount equal to the applicable Optional Refinancings Purchase Price *multiplied* by such Investor's Purchase Percentage.

"Optional Refinancings Purchase Price" means, with respect to each Optional Refinancing, the sum of the aggregate amount of cash paid or payable by the Affinion Parties in connection with such Optional Refinancing.

"Party" has the meaning assigned to it in the Preamble.

"Person" includes all natural persons, corporations, business trusts, limited liability companies, associations, companies, partnerships, joint ventures and other entities, as well as governments and their respective agencies and political subdivisions.

"Post-Pre-Emptives Diluted Equity" has the meaning assigned to it in the Term Sheet.

"Purchase" has the meaning assigned to it in Section 2.02(a) hereof.

"Purchase Notice" has the meaning assigned to it in Section 2.02(c) hereof.

"Purchase Percentage" means, (i) other than as provided in clause (ii) below, with respect to an Investor, the applicable percentage amount for such Investor as set forth on Schedule A hereof and (ii) solely for the purposes of calculating each Initial Investor's Financing Premium pursuant to Section 2.03(d), (x) with respect to each Initial Investor other than Elliott and Franklin, one-half of the applicable percentage amount for such Initial Investor as set forth on Schedule A hereof and (y) with respect to Elliott and Franklin, the sum of (A) the applicable percentage amount for Elliott and Franklin, as applicable, as set forth on Schedule A hereof and (B) the applicable *pro rata* portion (calculated solely between Elliott and Franklin based on their respective applicable percentage amount set forth on Schedule A hereof) of one-half of the aggregate percentage amount of all other Initial Investors.

"Purchase Price" means, together, the Cash Elections Purchase Price and the Optional Refinancings Purchase Price.

"Put Options" has the meaning assigned to it in Section 2.02 hereof.

"Restructuring" has the meaning assigned to it in the Recitals.

"Satisfaction Notice" has the meaning assigned to it in Section 2.02(b) hereof.

"Subsequent Funding Date" has the meaning assigned to it in Section 2.03(b) hereof.

"Support Agreement" has the meaning assigned to it in the Recitals.

"Term Sheet" means the term sheet attached to the Support Agreement.

"Transfer Agent" means American Stock Transfer & Trust Company, LLC.

"Trustee" means the trustee under the New Notes.

Section 2.   The Exchange Offers and Financing

2.01   **The Exchange Offers**.   Each Affinion Party commenced and will administer and consummate the applicable Exchange Offer in accordance with the Support Agreement. The Exchange Offers shall be conducted and consummated by and among the applicable Affinion Party and the participants therein on the terms, subject to the conditions and limitations and in accordance with the procedures set forth herein and in the Support Agreement.

2.02   **Financing**.

(a)   On and subject to the terms and conditions hereof, each Investor hereby grants to the Issuer certain options (collectively, the "Put Options") to require the Investors to purchase New Notes in an aggregate principal amount equal to the Purchase Price (a "Purchase"), which shall be issued with New Warrants (as more particularly described in Section 2.03(f)), at such times as set forth in, and subject to the terms and conditions of, this Agreement.

(b)   On or before the first (1st) Business Day after the expiration date of the Exchange Offers, the Issuer shall notify the Investors in writing of either (i) the election of the Issuer to require the Investors to purchase New Notes by payment by each Investor of its Cash Elections Purchase Amount, which election shall include a true and accurate calculation of the Cash Elections Purchase Price (including a certification from the applicable exchange or tender agent as to the aggregate principal amount of Existing Notes that have been tendered for repurchase) (the "Cash Elections Purchase Notice"), it being understood and agreed that the Put Option in respect of the Cash Elections Purchase Price shall automatically and irrevocably be deemed to have been exercised by the Issuer, without the need for delivery of written notice or the taking of any other further action by the Issuer, the Company or any other Person, if the conditions set forth in Section 7.01 shall have been satisfied or waived in accordance with this Agreement or (ii) in the event that (a) no Cash Elections have been made in connection with the Exchange Offers on or prior to the expiration thereof, and (b) all Existing Notes have been tendered and not withdrawn in the Exchange Offers on or prior to the expiration thereof, that the Issuer's Put Options to require the Investors to purchase New Notes hereunder are not being exercised (the "Satisfaction Notice"). Each Investor shall purchase New Notes in an aggregate principal amount equal to its Cash Elections Purchase Amount referred to in clause (i) in the immediately preceding sentence (the "Cash Elections Purchase") on the Closing Date.

(c)	From time to time, an Affinion Party may elect, in its sole discretion, to consummate an Optional Refinancing; provided that (x) no Affinion Parties shall have any obligation to consummate any Optional Refinancing and (y) the Put Options with respect to any such Optional Refinancing will only be exercised by, and the Financing will only be available to, the Issuer if the following conditions are satisfied or waived in accordance with this Agreement:

(i)	with respect to any series of Existing Notes subject to a proposed Optional Redemption, at least 90% of the aggregate principal amount of such series of Existing Notes that was outstanding on the date of this Agreement was exchanged or tendered for cash in the applicable Exchange Offer; and

(ii)	on or before the first (1st) Business Day after the delivery by the applicable Affinion Party of a notice of optional redemption to the holders of the applicable series of Existing Notes evidencing the consummation of an Optional Refinancing with respect to such series of Existing Notes, such Affinion Party shall notify the Investors in writing of the election of such Affinion Party to require the Investors to purchase New Notes by payment by each Investor of (i) in the case of the Optional AGI Notes Refinancing, its Optional AGI Notes Refinancing Purchase Amount, (ii) in the case of the Optional Holdings Notes Refinancing, its Optional Holdings Notes Refinancing Purchase Amount and (iii) in the case of the Optional Investments Notes Refinancing, its Optional Investments Notes Refinancing Purchase Amount, which election shall include a true and accurate calculation of the Optional Refinancings Purchase Price (including a certification as to the aggregate amount payable in connection with such Optional Refinancing) (each, an "Optional Refinancing Purchase Notice" and, together with the Cash Elections Purchase Notice, the "Purchase Notices") if the conditions set forth in Section 7.01 shall have been satisfied or waived in accordance with this Agreement. Without limiting the foregoing, in the event the applicable Affinion Party intends to satisfy and discharge the applicable indenture on the date that notice of optional redemption is given to the holders of a series of Existing Notes, the Affinion Parties shall give the Investors at least two Business Days' prior written notice of such optional redemption.

So long as the conditions in clauses (i) and (ii) above have been satisfied or waived in accordance with this Agreement, each Investor shall purchase New Notes in an aggregate principal amount equal to its applicable Optional Refinancings Investor Purchase Amount referred to in the immediately preceding sentence (the applicable "Optional Refinancings Investor Purchase") on the applicable Subsequent Funding Date.

(d)	Each Investor hereby agrees to take all action and execute and deliver all documents required to execute its Purchase and exercise all its obligations as a purchaser of New Notes through the earliest to occur (i) the delivery of the Satisfaction Notice, (ii) the date on which the Exchange Offers and all of the Optional Refinancings are consummated, (iii) the date on which the Affinion Parties notify the Investors of their intention not to exercise their right to redeem the remaining Existing Notes outstanding following the consummation of the Exchange Offer and (iv) the date that is 90 days following the Closing Date (the earliest such date, the "Termination Date").

2.03   **Payment; Closing**. (a) Each Investor hereby agrees to pay its Cash Elections Purchase Amount, by wire transfer of immediately available funds to an account designated by the Issuer, by 10:00 a.m., New York City time, on the settlement date of the Exchange Offers, which shall be the third Business Day following the expiration date thereof, so long as (i) all conditions to the Investors obligations hereunder have been satisfied or waived in accordance with the terms hereof, (ii) all conditions to the consummation of the Exchange Offers have been satisfied or waived in accordance with the terms thereof and (iii) all conditions to the occurrence of the effective date of the Restructuring in accordance with the Support Agreement have been satisfied or waived in accordance with the Support Agreement (other than those conditions that are to be satisfied by action taken upon the effectiveness of the Restructuring, but subject to the satisfaction or waiver of such conditions upon the effectiveness of the Restructuring) (the "Closing Date").

(b)   Each Investor hereby agrees to pay its Optional Refinancings Investor Purchase Amount, by wire transfer of immediately available funds to an account designated by the Issuer, by 10:00 a.m., New York City time, on (i) the Business Day immediately preceding the date on which the applicable Affinion Party must fund the required amounts with the applicable trustee or other agent to consummate the applicable Optional Refinancing or (ii) if the Affinion Parties have elected to satisfy and discharge the applicable indenture on the date that notice of optional redemption is given to the holders of a series of Existing Notes and have so notified the Investors in accordance with Section 2.02(c), the date of such notice of optional redemption (each, a "Subsequent Funding Date"), so long as all conditions to the Investors obligations hereunder have been satisfied or waived in accordance with the terms hereof (including the conditions set forth in Section 2.02(c)) and the Exchange Offers have been consummated.

(c)   On the Closing Date and each Subsequent Funding Date, the Issuer shall take all necessary actions with the Trustee and DTC to have the New Notes be issued in book-entry form under the same CUSIP (if fungible for tax purposes), and shall notify the Investors of any actions required to be taken by, or on behalf of the Investors through their respective broker, for the New Notes purchased by any Investor on the Closing Date or any Subsequent Funding Date to be credited to the account of such Investor in accordance with applicable procedures of DTC. All New Warrants issued in connection with the Funding Premium will be issued in book-entry, uncertificated form, and the Transfer Agent shall send each Investor a direct registration (DRS) account statement reflecting ownership of the New Warrants held by such Investor.

(d)   The Issuer hereby agrees to issue to the Initial Investors on the Closing Date, whether or not the Initial Investors effect a Purchase but subject to the occurrence of the Closing Date and the provisions of this Section 2.03(c), $17,500,000 in aggregate principal amount of New Notes (the "Financing Premium") which shall be issued with New Warrants as more particularly described in Section 2.03(f). The Financing Premium shall be deemed earned on the Closing Date, and paid to the Initial Investors *pro rata* in accordance with each Initial Investor's Purchase Percentage on the date hereof, in consideration for the Initial Investors' execution of this Agreement; provided, however, that the Issuer will not be obligated to pay the Financing Premium to an Initial Investor if such Initial Investor is in material default as of the Closing Date under any of its obligations the satisfaction of which is required to effect the Restructuring or the Support Agreement and such default is not cured by such Initial Investor on or before (i) with respect to a default under this Agreement, the fifth (5th) Business Day following the Issuer's delivery of a notice of such breach to such Initial Investor, and (ii) with respect to a default under the Support Agreement, the end of the applicable cure period under the Support Agreement.

(e)   To the extent the Investors effect a Purchase, the Issuer hereby agrees to issue (the "Funding Premium") to each Investor effecting such a Purchase:

(i)   New Warrants exercisable for a number of shares of Common Stock representing a percentage of the Post-Pre-Emptives Diluted Equity equal to (I) 16.25% *multiplied by* (II) its Purchase Percentage *multiplied by* (III) a fraction (x) the numerator of which is equal to the sum of (A) the aggregate principal amount of Existing Notes repurchased for cash in the Exchange Offers and (B) the aggregate principal amount of Existing Notes outstanding immediately following the consummation of the Exchange Offers and (y) the denominator of which is equal to the aggregate principal amount of Existing Notes outstanding immediately prior to the consummation of the Exchange Offers (less the aggregate principal amount of Existing Notes exchanged by the Investors in the Exchange Offers or that were at any time subject to the obligations set forth in the Support Agreement to tender into the Exchange Offers); and

(ii)   New Notes in an aggregate principal amount equal to 3.5% of the aggregate principal amount of New Notes purchased by such Investor pursuant to this Agreement on the Closing Date and on each Subsequent Funding Date, which shall be issued with New Warrants as more particularly described in Section 2.03(f).

The Funding Premium, which shall be deemed earned as of the date of such Purchase, shall be issued to each Investor upon receipt of such Investor's Cash Elections Purchase Amount or Optional Refinancings Purchase Amount, as applicable, by the Company.

(f)   The New Warrants to be issued to the Investors in connection with their receipt of New Notes (i) in exchange for their Existing Notes pursuant to the Exchange Offer, (ii) upon funding of the Put Options in accordance with Section 2.02, (iii) in satisfaction of the Financing Premium in accordance with Section 2.03(d) and (iv) in satisfaction of a component of the Funding Premium in accordance with Section 2.03(e)(ii) (collectively, the "Applicable New Notes") shall represent, in the aggregate, a percentage of the Post-Pre-Emptives Diluted Equity equal to the product of (A) 15% *multiplied* by (B) a fraction (1) the numerator of which is equal to the aggregate principal amount of the Applicable New Notes issued to Investors in accordance with the foregoing, and (2) the denominator of which is equal to the aggregate principal amount of all the New Notes outstanding immediately after all issuances of New Notes on the Closing Date (assuming solely for the purposes of such calculation that all of the Optional Refinancings have also been consummated on the Closing Date). Such New Warrants shall be issued to the Investors *pro rata* in accordance with each Investor's percentage of the Applicable New Notes issued to all Investors. For the avoidance of doubt, such New Warrants shall be in addition to any New Warrants issued to Investors under Section 2.03(e)(i).

Section 3.   Representations and Warranties of the Affinion Parties. The representations and warranties set forth in Section 3 of the Support Agreement are hereby incorporated by reference herein and shall apply *mutatis mutandis* to this Agreement.   Each Affinion Party makes such representations and warranties on the date hereof and on the Closing Date.

Section 4.   Representations and Warranties of each Investor. Each Investor represents and warrants, severally and not jointly, to the Issuer as of the date hereof as follows:

4.01   Such Investor has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

4.02   This Agreement has been duly executed and delivered by such Investor. This Agreement is the legal, valid, and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally.

4.03   Such Investor is not a party to any contracts or other agreements that would conflict with, restrict, or prohibit such Investor's ability to fulfill its obligations under this Agreement.

4.04   Such Investor is (i) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or (ii) an institutional "accredited investor" (within the meaning of Rule 501 (a)(1), (2), (3), (7) or (8) of Regulation D under the Securities Act).

4.05   Such Investor acknowledges that it has had the opportunity to speak with a representative of the Affinion Parties and to obtain and review information reasonably requested by such Investor from the Affinion Parties.

4.06   Such Investor understands that it may be required to bear the economic risk of its investment in the New Notes indefinitely, and is able to bear such risk and the risk of a complete loss of its investment in the New Notes.

4.07   Such Investor understands that the New Notes and the New Warrants (and the Common Stock issuable upon exercise of the New Warrants) have not been registered under the Securities Act or any state securities laws and that the New Notes and the New Warrants (and the Common Stock issuable upon exercise of the New Warrants) are being offered to such Investor in reliance on specific exemptions from the registration requirements of the Securities Act and state securities laws and regulations and agrees that the Affinion Parties may rely upon the truth and accuracy of, and such Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the New Notes and the New Warrants (and the Common Stock issuable upon exercise of the New Warrants). Such Investor understands that there is no established market for the New Notes or the New Warrants (or the Common Stock issuable upon exercise of the New Warrants) and that no public market for the New Notes or the New Warrants (or the Common Stock issuable upon exercise of the New Warrants) may develop. Such Investor understands that no United States federal or state agency or any other Governmental Authority has passed on or made any recommendation or endorsement of the New Notes or the New Warrants (or the Common Stock issuable upon exercise of the New Warrants) or the fairness or suitability of the investment in the New Notes or the New Warrants (or the Common Stock issuable upon exercise of the New Warrants), nor have such authorities passed upon or endorsed the merits of the Exchange Offers.

4.08   Such Investor is acquiring the New Notes for investment purposes only for the account of such Investor and not for distribution in violation of any federal or state securities laws.

Section 5.   Additional Covenants. The Issuer, the Company and the Investor hereby agree and covenant as follows:

5.01   **Legends**. The certificates evidencing the (a) New Notes to be purchased hereunder will bear the legend as set forth in the Indenture and (b) certificates of New Warrants to be issued hereunder, if any, will bear the legend as set forth in the New Warrant Agreement.

5.02   **Further Assurances**. From time to time after the date of this Agreement, the Parties hereto shall execute, acknowledge and deliver to the other Parties such other instruments, documents, and certificates and will take such other actions as the other Parties may reasonably request in order to consummate the Transactions.

5.03   **Access to Books and Records**. The Affinion Parties shall provide to the Investors and their respective advisors and representatives reasonable access during normal business hours to all books, records, documents, properties, personnel, advisors and representatives of the Affinion Parties; provided, that the foregoing shall not require the Affinion Parties (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Affinion Parties would cause any of the Affinion Parties to violate any of its obligations with respect to confidentiality to a third party if the Affinion Parties shall have used its commercially reasonable efforts to obtain, but failed to obtain, the consent of such third party to such inspection or disclosure, (b) to disclose any legally privileged information of any of the Affinion Parties as determined based on the advice of its legal counsel, or (c) to violate any Laws. In addition, the Affinion Parties shall promptly provide written notification to the Investors of any material claim or litigation, arbitration or administrative proceeding that is threatened in writing or filed against the Company or Issuer from the date hereof until the earlier of the (i) Termination Date and (ii) termination of this Agreement. Any requests for information and access provided by the Affinion Parties to the Investors pursuant to this Section 5.03 shall be directed to an executive officer of the Company, the Company's advisors or such person as may be designated by the Company's executive officers.

Each Investor hereby agrees that any information acquired by the Investor or its representatives pursuant to this Section 5.03 shall constitute "Confidential Information" as defined in the confidentiality agreement between such Investor and the Company or any of its Affiliates (as amended, the "Confidentiality Agreement"), subject to the terms and conditions thereof; provided, however, following the receipt of "Confidential Information" pursuant to a written request for such "Confidential Information" from an Investor, for such purposes and solely with respect to such Investor, (x) the term "Restricted Period" shall mean the period beginning on the date the Affinion Parties deliver such information and ending on the earlier of (1) the date that the Affinion Parties publicly disclose such information and (2) the date that is five (5) Business Days following the Affinion Parties' delivery of such information and (y) the term "Termination Date" as used in Section 5 of the Confidentiality Agreement shall mean the last day of the Restricted Period as defined in the preceding clause (x).

5.04 **Commercially Reasonable Efforts**. The Affinion Parties shall use commercially reasonable efforts to cause the conditions set forth in Section 6 to be satisfied and to consummate the Transactions.

5.05 **Indemnity and Reimbursement**.

(a) Indemnity. Each of the Company and the Issuer (in such capacity, the "Indemnifying Party") shall indemnify, defend and hold harmless each Indemnified Party (as defined below) for any Losses in connection with, arising from or relating to any direct or third party claim, litigation, investigation or proceeding (collectively, a "Claim") brought in connection with any act or omission in connection with, arising from or relating to this Agreement, the Exchanges Offers or the consummation of the transactions contemplated by this Agreement; provided, that the foregoing indemnity will not, as to each Indemnified Party, apply to any Losses (i) to the extent it is found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnified Party; and/or (ii) arising out of any Claim made or initiated by such Indemnified Party, including any such Claim for breach of this Agreement. As used herein, an "Indemnified Party" shall mean an Investor, its Affiliates and its and their directors, officers, partners, members, employees, agents, counsel, advisors, representatives and assignees.

(b) Procedures. Promptly after receipt by an Indemnified Party of knowledge that a Claim exists (a "Claim Proceeding"), such Indemnified Party will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, promptly (and in any event within ten Business Days) notify the Indemnifying Party in writing of the commencement thereof; provided that (i) the omission so to notify the Indemnifying Party will not relieve it from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (ii) the omission so to notify the

Indemnifying Party will not relieve it from any liability that it may have to an Indemnified Party otherwise than on account of this Section 5.05. In case any such Claim Proceedings are brought against any Indemnified Party and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, to the extent that it may elect by written notice delivered to such Indemnified Party, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party; provided that if the defendants in any such Claim Proceedings include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Indemnifying Party, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Claim Proceedings on behalf of such Indemnified Party. Upon receipt of notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense of such Claim Proceedings and approval by such Indemnified Party of counsel, the Indemnifying Party shall not be liable to such Indemnified Party for expenses incurred by such Indemnified Party in connection with the defense thereof (other than reasonable costs of investigation) unless (x) such Indemnified Party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the preceding sentence, (y) the Indemnifying Party shall not have employed counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party within a reasonable time after notice of commencement of the Claim Proceedings or (z) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Party.

(c)   Settlements. The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, but if settled with such consent, the Indemnifying Party shall indemnify the Indemnified Party from and against any Loss by reason of such settlement, subject to the rights of the Indemnifying Party in Section 5.05(a) to claim exemption from its indemnity obligations. The Indemnifying Party shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any settlement of any Claim Proceeding unless such settlement (i) includes an explicit and unconditional release of all Indemnified Parties from the party bringing such Claim Proceeding, (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of any Indemnified Party and (iii) does not include any equitable remedy or obligation of any kind binding on the Indemnified Party. The obligations of the Indemnifying Party under this Section 5.05 shall survive any termination or rejection of this Agreement.

(d)   Reimbursement. Each of the Company and the Issuer shall also reimburse Elliott and Franklin pursuant to that certain Expense Reimbursement Agreement, dated March 21, 2017; provided that the terms of such Expense Reimbursement Agreement shall in no way limit any amounts payable to the Indemnified Parties under this Section 5.

Section 6.   Conditions to Investors' Obligations.

6.01   **Conditions to Investors' Obligations**. The obligation of the Investors to consummate the Cash Elections Purchase on the Closing Date shall be subject to the satisfaction of each of the following conditions on the Closing Date:

(a)   Representations and Warranties. The representations and warranties of each of the Affinion Parties set forth in Section 3 of the Support Agreement (and incorporated by reference herein) shall be true and correct in all material respects as if made at and as of the Closing Date (except for (i) representations and warranties already so qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, and (ii) representations and warranties made as of a specified date, which shall be true and correct only as of the specified date);

(b)   Performance. The Affinion Parties shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing Date;

(c)   Restructuring Support Agreement. The Support Agreement shall not have terminated, and no material default thereunder by any Affinion Party shall have occurred and be continuing, unless waived in writing by the requisite Holders under the Support Agreement or cured within the time period specified in, and otherwise in accordance with, the Support Agreement;

(d)   Effectiveness of Definitive Documentation. All conditions to the effectiveness set forth in the Amendment to the Shareholders Agreement, the Amended and Restated Registration Rights Agreement and the New Nominating Agreements (the "Definitive Documentation") shall have occurred or been waived in accordance with the terms thereof (other than the consummation of this Agreement) and the transactions contemplated by the Definitive Documentation (in the form attached to, or as otherwise provided in, the Support Agreement upon execution and delivery thereof) shall not have been amended or modified in any material respect without the consent of the Initial Investors;

(e)   Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of the Support Agreement;

(f)   Purchase Notice. The Issuer shall have delivered to the Investors a Purchase Notice in accordance with Section 2.02;

(g)   Premiums. The Affinion Parties shall have paid or shall pay (i) to the Initial Investors on the Closing Date, the Financing Premium as set forth in Section 2.03(d) and (ii) substantially concurrently with the consummation of the Cash Elections Purchase to the Investors, the Funding Premium as set forth in Section 2.03(e);

(h)   Contribution of Affinion Net Patents, Inc. The Company shall have consummated the contribution of the equity of Affinion Net Patents, Inc. to the Issuer, and Affinion Net Patents, Inc. shall be a Restricted Subsidiary and Guarantor of the New Notes under the New Notes Indenture.

(i)   Other Agreements. The Company and each applicable Affinion Party shall substantially concurrently with the consummation of the Cash Elections Purchase execute the Amendment to the Shareholders Agreement, the New Registration Rights Agreement, each New Nominating Agreement and the New Warrant Agreement.

(j)   Closing Certificate. Each of the Affinion Parties shall have furnished to the Investors prior to 9:00 a.m., New York City time, on the Closing Date, a certificate, signed by an executive officer of such Affinion Party and dated as of the Closing Date, to the effect that the conditions specified in Sections 6.01(a) and 6.01(b) have been satisfied.

(k)   Replacement Credit Agreement. The Replacement Credit Agreement is effective and operative substantially concurrently with the consummation of the Cash Elections Purchase on the Closing Date and permits the payment of the Funding Premium, if any, on the Closing Date and each Subsequent Funding Date.

Section 7.   Conditions to the Issuer's Obligations

7.01   **Conditions to Issuer's Obligations**. The obligations of the Issuer to issue New Notes and New Warrants to each Investor in respect of the Purchase, respectively, pursuant to Section 2 (but not the obligations of the Company, or the Issuer in respect of its indemnification obligations pursuant to

Section 5.05) are subject to the satisfaction (or the waiver by the Issuer) of the following conditions as of the Closing Date and any applicable Subsequent Funding Date:

(a)   Representations and Warranties.   (i) The representations and warranties of the Investor set forth in Sections 4.01, 4.02, and 4.04 must be true in all respects as if made at and as of the Closing Date or such Subsequent Funding Date (except for representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), and (ii) the other representations and warranties of the Investor set forth in Section 4 shall be true and correct in all material respects as if made at and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct only as of the specified date);

(b)   Performance.   The Investor shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing Date or such Subsequent Funding Date; provided, however, that a default by Investors whose obligations to fund have been or are fully satisfied by a non-Defaulting Investors (as defined below) shall not give rise to the ability of the Affinion Parties to fail to consummate the Transactions contemplated hereby.

(c)   No Legal Impediment to Issuance.   No statute, rule, regulation or order shall have been enacted, adopted or issued by any Governmental Authority, and no judgment, injunction, decree or order of any federal, state or foreign court shall have been issued that prohibits the Purchase or the consummation of the other Transactions;

(d)   Effectiveness of Term Sheet.   All conditions to the effectiveness set forth in the Term Sheet shall have occurred or been waived in accordance with the terms thereof (other than the consummation of this Agreement) and the transactions contemplated by the Term Sheet (in the form attached to the Support Agreement upon execution and delivery thereof) shall not have been amended or modified in any material respect without the consent of the Issuer; and

(e)   Restructuring Support Agreement.   The Support Agreement shall not have terminated and no material default thereunder by the Investor shall have occurred and be continuing, unless waived in writing by the Company or cured within the time period specified in, and otherwise in accordance with, the Support Agreement.

Notwithstanding anything herein to the contrary, in the event that the Restructuring (including, for the avoidance of doubt, the Exchange Offers) is consummated and, in connection therewith, the Investor performed in all material respects its obligations hereunder and under the Support Agreement required to be performed by it at or prior to the Closing Date or such Subsequent Funding Date, all of the foregoing closing conditions in this Section 7.01, to the extent not satisfied as of the Closing Date or such Subsequent Funding Date, shall be deemed waived by the Company and Issuer.

Section 8.   Miscellaneous.

8.01   **Notices**.   All notices, requests, consents, and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, electronic mail, nationally recognized overnight courier, or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such Party at the address set forth below or such other address as may hereafter be designated in writing by such Party to the other Parties:

If to the Investors:

As specified on the signature pages hereto,

with a copy (which shall not constitute notice) to:

>White & Case LLP
>1155 Avenue of Americas
>New York, NY 10036
>Attention: Jonathan Michels, Esq.
>Electronic mail: jmichels@whitecase.com

If to the Company or Issuer:

>c/o Affinion Group, Inc.
>6 High Ridge Park
>Stamford, CT 06905
>Attention: Brian Fisher, Esq.
>Facsimile: 203-956-1206
>Electronic mail: bfisher@affiniongroup.com

with a copy (which shall not constitute notice) to:

>Akin Gump Strauss Hauer & Feld LLP
>One Bryant Park
>New York, NY 10036
>Attention: Adam Weinstein, Esq.
>Facsimile: 212-872-1002
>Electronic mail: aweinstein@akingump.com

8.02   **No Survival of Representations and Warranties, etc.**. None of the representations and warranties made in Section 3 or Section 4 hereof shall survive the Termination Date.

8.03   **Assignment**. This Agreement is intended to bind and inure to the benefit of the Parties hereto and their respective successors, assigns, heirs, executors, administrators, and representatives; provided, however, that nothing contained in this Section 8.03 shall be deemed to permit any transfer other than in accordance with the terms of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement, and nothing expressed or referred to in this Agreement will be construed to give any person, other than the Parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Notwithstanding the foregoing, the Investor, may assign its rights and obligations hereunder to any Affiliate thereof, provided that any such assignment shall not release such Party from any of its obligations under this Agreement to the extent such obligations are not satisfied by any Affiliate to which such obligations are assigned.

8.04   **Entire Agreement; Several Obligations**. This Agreement, including the terms of the agreements contemplated hereby and referred to herein contain the entire agreement by and between the Company, the Issuer and the Investors with respect to the Transactions and supersedes all prior agreements and representations, written or oral, with respect thereto. To the extent there is an inconsistency between the provisions in this Agreement and the agreements contemplated hereby and referred to herein, the provisions in this Agreement shall control.

8.05   **Waivers and Amendments**.

(a) Any provision of this Agreement (including its Exhibits, Annexes, Schedules, and any attachments thereto) may be amended or waived, if, and only if, such amendment or waiver is in writing and signed by (i) the Affinion Parties; (ii) Investors having, in the aggregate, a Purchase

Percentage equal to least 66 2/3%; and (iii) if any amendment or waiver materially disproportionately affects an Investor, such Investor; provided, however, that the condition set forth in Section 2.02(c)(i) may be waived in the sole discretion of the Affinion Parties by providing prior written notice of such waiver to each Investor.

(b)   Any waiver of any obligation by the Affinion Parties shall be signed by the Investors. Any waiver by any of the Affinion Parties need not be signed by any Investor.

(c)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

8.06   **Choice of Laws; Submission to Jurisdiction; Waiver of Jury Trial**. The validity of this Agreement, the construction, interpretation, and enforcement hereof, and the rights of the Parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed and enforced in accordance with the internal laws of the State of New York without regard to any conflicts of laws principles (but including and giving effect to Sections 5-1401 and 5-1402 of the New York General Obligations Law) that would result in the application of the law of another jurisdiction. Each Party to this Agreement agrees that, in connection with any legal suit or proceeding arising with respect to this Agreement, it shall submit to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or the applicable New York state court located in New York County and agrees to venue in such courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.07   **Counterparts**. This Agreement may be executed in any number of counterparts and by different Parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

8.08   **Headings**. The section headings of this Agreement are for convenience of reference only and shall not, for any purpose, be deemed to be part of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

8.09   **Severability**. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8.10   **Termination**. Unless otherwise agreed to in writing by the Parties hereto, the rights and obligations of the Parties under this Agreement shall terminate:

(a)   upon the termination of the Support Agreement pursuant to its terms;

(b)   if the Company and the Investors agree to terminate this Agreement;

(c)   if this Agreement is terminated if the Effective Date has not occurred by the Outside Date; or

(d)   on the Termination Date.

Regardless of the termination of this Agreement pursuant to this Section 8.10, (i) the Parties shall remain liable for breaches of this Agreement prior to its termination and (ii) the Company and the Issuer shall remain liable for the indemnity and reimbursement obligations set forth in Section 5.05.

8.11   **No Interpretation Against Drafter**. This Agreement is the product of negotiations between the Parties hereto represented by counsel, and any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived.

8.12   **Specific Performance**. Without limiting the rights of each Party hereto to pursue all other legal and equitable rights available to such Party for any other Party's failure to perform each of its obligations under this Agreement, it is understood and agreed by each of the Parties that any breach of or threatened breach of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and, accordingly, the Parties agree that, in addition to any other remedies, each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief for any such breach or threatened breach.

8.13   **No Recourse Against Related Parties**. Notwithstanding anything to the contrary set forth in this Agreement, none of the Parties' Related Parties or any of their Related Parties (in each case other than the Affinion Parties, the Investor or any of their respective assignees under this Agreement) shall have any liability, personal or otherwise, or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement for any breach, loss, or damage for (i) any damages suffered as a result of the failure of the Exchange Offers to be consummated and (ii) any other damages suffered as a result of or under this Agreement and the Transactions (or in respect of any oral representations made or alleged to be made in connection herewith or therewith). As used herein, "Related Parties" of a person or entity means any of its former, current, and/or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, Subsidiaries, members, managers, general or limited partners or assignees.

8.14   **Additional Investors**. At any time following the date hereof and prior to the Closing Date, (i) the Initial Investors may, with the consent of the Company or the Issuer, (which consent shall not be unreasonably withheld, conditioned or delayed) appoint additional Investors and reallocate the Purchase Percentages, (ii) the Company or the Issuer may, with the consent of the Initial Investors, appoint additional Investors and reallocate the Purchase Percentages (any such person, an "**Additional Investor**"). Upon (i) the appointment of an Additional Investor, (ii) the execution by such Additional Investor of customary joinder documentation, (iii) the preparation of an updated Schedule A hereto to include such Additional Investor's Purchase Percentage, as reasonably agreed among the Initial Investors, the Affinion Parties, and all Additional Investors (subject to the proviso in the immediately preceding sentence), such Additional Investor shall constitute a "Investor" under this Agreement. Each of the Affinion Parties and the Investors shall cooperate in good faith to negotiate any reallocation of the Purchase Percentages in connection with the appointment of Additional Investors in accordance with this Section 8.14.

8.15   **Defaulting Investors**. At any time following the date hereof and prior to the Closing Date, if any Investor has materially breached this Agreement, including any representation, warranty or covenant contained herein and, if such provision can be cured, has not been cured within 5 days of notice from the Affinion Parties or an Investor that has not materially breached this Agreement (such defaulting Investor, a "**Defaulting Investor**"), (i) the non-Defaulting Investors shall have the obligation, based on relative amount of the Defaulting Investor's Purchase Percentage assumed, to acquire such Defaulting Investors' Purchase Percentage and (ii) prior to any acquisition of under clause (i), (x) such Defaulting Investors' Purchase Percentage shall not be included in any calculation for purposes of determining any vote or otherwise under this Agreement other than Section 7.01(b) of this Agreement or the Support Agreement and (y) such Defaulting Investors shall not have any rights under this Agreement. Upon the acquisition of any Defaulting Investors' Purchase Percentage, the Investors and the Affinion Parties shall prepare an updated Schedule A. Each of the Affinion Parties and the Investors shall cooperate in good faith to negotiate any reallocation of the Purchase Percentages in connection with the acquisition of a Defaulting Investors' Purchase Percentage in accordance with this Section 8.15. For the avoidance of doubt, if the Defaulting Investor was an Initial Investor, the performing Defaulting Investors that (i) are Initial Investors and (ii) acquire such Defaulting Investors' Purchase Percentage, shall be entitled to their pro rata amount, based on such Initial Investor's Purchase Percentage (adjusted for the removal of the Defaulting Investors' Purchase Percentage), of the Financing Premium of such Defaulting Investor.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

AFFINION GROUP HOLDINGS, INC.

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President & Chief Financial Officer

AFFINION GROUP, INC.

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President & Chief Financial Officer

AFFINION INVESTMENTS, LLC

By: Affinion Group, Inc. its Non-Economic
    Managing Member

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President & Chief Financial Officer

INITIAL INVESTORS

Name of Institution: METRO SPV LLC

By: ICG Strategic Secondaries II GP LP, its
        Managing Member

By: ICG Strategic Secondaries Associates II, LLC,
        its General Partner

/s/ Christophe Browne
Name: Christophe Browne
Title: Authorized Signer
Address: 600 Lexington Avenue, 24th Floor
                NYC 10022

INITIAL INVESTORS

ELLIOTT ASSOCIATES, L.P.

By: ELLIOTT CAPITAL ADVISORS, L.P.
as general partner

By: BRAXTON ASSOCIATES, INC.
as general partner

By: /s/ Joshua Nadell
Name: Joshua Nadell
Title: Vice President

THE LIVERPOOL LIMITED PARTNERSHIP

By: LIVERPOOL ASSOCIATES LTD.,
as General Partner

By: /s/ Joshua Nadell
Name: Joshua Nadell
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.,

By: ELLIOTT CAPITAL ADVISORS INC.,
as attorney-in-fact

By: /s/ Joshua Nadell
Name: Joshua Nadell
Title: Vice President

INITIAL INVESTORS

Name of Institution: EMPYREAN CAPITAL OVERSEAS MASTER FUND, LTD.

/s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Authorized Person
Address: 10250 Constellation Blvd., Suite 2950
                Los Angeles, CA 90067

Name of Institution: P EMP LTD.

/s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Authorized Person
Address: 10250 Constellation Blvd., Suite 2950
                Los Angeles, CA 90067

INITIAL INVESTORS

FRANKLIN MUTUAL QUEST FUND

By: FRANKLIN MUTUAL ADVISERS, LLC
as investment manager

By: /s/ Philippe Brugere-Trelat
Name: Philippe Brugere-Trelat
Title: Vice President

Schedule A

Investor	Purchase Percentage
Elliott	39.4743%
Franklin	10.5257%
Metro SPV LLC	30.6891%
Empyrean Capital Partners, LP	19.3109%

Schedule B

Preapproved Additional Investors
Allianz Global Investors US, LLC
PennantPark Investment Advisers, LLC
Ares Management, LLC
Kamunting Street Capital Management